Exhibit 99.3

FAX (303) 623-4258

621 SEVENTEENTH STREET SUITE 1550 DENVER, COLORADO 80293 TELEPHONE 303) 623-9147

January 19, 2012

Antero Resources Piceance Corporation

1625 17th Street, Suite 300

Denver, Colorado 80220

Gentlemen:

At the request of Antero Resources Piceance Corporation, Ryder Scott Company (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves, future production and discounted future net income as prepared by Antero Resources Piceance Corporation’s engineering and geological staff based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).

The reserves audit conducted by Ryder Scott was completed on January 19, 2012.  This third party letter report presents the results of our reserves audit based on the guidelines set forth under Section 229.1202(a)(7) and (8) of the SEC regulations.  The estimated reserves shown herein represent estimated net reserves attributable to the leasehold interests in certain properties owned by Antero Resources Piceance Corporation and those reserves reviewed by Ryder Scott, as of December 31, 2011.

The properties reviewed by Ryder Scott incorporate Antero Resources Piceance Corporation reserve determinations and are located in the state of Colorado.

The proved net reserves attributable to the properties that we reviewed account for 100 percent of the total proved net liquid hydrocarbon reserves and 100 percent of the total proved net gas reserves based on estimates prepared by Antero Resources Piceance Corporation as of December 31, 2011. The overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by Antero Resources Piceance Corporation are, in the aggregate, reasonable and were within an audited difference of less than 2 percent when compared on a net gas equivalent basis.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by Antero Resources Piceance Corporation, it is our opinion that the overall procedures and methodologies utilized by Antero Resources Piceance Corporation in determining the proved reserves, future production and discounted future net income comply with the current SEC regulations and the overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by Antero Resources Piceance Corporation are, in the aggregate, reasonable within the established audit tolerance guidelines set forth in the SPE auditing standards.

The estimated reserves presented in this report are related to hydrocarbon prices.  Antero Resources Piceance Corporation has informed us that in the preparation of their reserve and income projections, as of December 31, 2011, they used average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The net reserves as estimated by Antero Resources Piceance Corporation attributable to Antero Resources Piceance Corporation’s interest in properties that we reviewed and the reserves of properties that we did not review are summarized as follows:

SEC PARAMETERS

Estimated Net Reserves

Attributable to Certain Properties of

Antero Resources Piceance Corporation

As of December 31, 2011

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves of Properties
Audited by Ryder Scott
Oil/Condensate - MBbls	1,430	610	15,190	17,230
Plant Products - MBbls	5,400	1,730	59,760	66,890
Gas – MMcf	105,700	20,270	869,840	995,810

Total Net Reserves
Oil/Condensate - MBbls	1,430	610	15,190	17,230
Plant Products – MBbls	5,400	1,730	59,760	66,890
Gas – MMCF	105,700	20,270	869,840	995,810

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes are reported on an “as-sold” basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves, future production and discounted future net income presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, could be more or less than the estimated amounts.

An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

Audit Data, Methodology, Procedure and Assumptions

The reserves for the properties that we reviewed were estimated by performance methods or the volumetric method.  In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through December 31, 2011 in those cases where such data were considered to be definitive.  In certain cases, producing reserves were estimated by the volumetric method where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.  Reserves attributable to non-producing and undeveloped reserves included herein were estimated by the volumetric method, which utilized all pertinent well and seismic data.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. Antero Resources Piceance Corporation has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In performing our audit of Antero Resources Piceance Corporation’s forecast of future production and income, we have relied upon data furnished by Antero Resources Piceance Corporation with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Antero Resources Piceance Corporation.

As previously stated, the hydrocarbon prices used by Antero Resources Piceance Corporation are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Antero’s individual property evaluations.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed.  The gas volumes included herein do not attribute gas consumed in operations as reserves.

Operating costs used by Antero Resources Piceance Corporation are based on the operating expense reports of Antero Resources Piceance Corporation and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells.  When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs used by Antero Resources Piceance Corporation are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant.  Antero Resources Piceance Corporation’s estimates of zero abandonment costs after salvage value for onshore properties were used in this report.  Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Antero Resources Piceance Corporation’s estimate.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. Antero Resources Piceance Corporation has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Current costs used by Antero Resources Piceance Corporation were held constant throughout the life of the properties.

Antero Resources Piceance Corporation’s forecasts of future production rates are based on historical performance from wells now on production or estimated initial production rates based on test data and other related information for those wells or locations that are not currently producing.  Forecasts of future production rates may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in the forecasts prepared by Antero Resources Piceance Corporation .

The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain.  Furthermore, properties in the different countries may be subject to significantly varying contractual fiscal terms that affect the net revenue to Antero Resources Piceance Corporation for the production of these volumes.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.  Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Antero

Resources Piceance Corporation the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof.  Ryder Scott has not conducted an exhaustive audit or verification of such contractual information.  Neither our review of such contractual information nor our acceptance of Antero Resources Piceance Corporation’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate country and geopolitical risks in the countries where Antero Resources Piceance Corporation operates or has interests.  Antero Resources Piceance Corporation’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Antero Resources Piceance Corporation owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of Antero Resources Piceance Corporation are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties.  These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.  We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

The data described herein were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.  Our audit included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

Audit Opinion

In our opinion, Antero Resources Piceance Corporation’s estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties.

The overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by Antero Resources Piceance Corporation are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

In general, we were in reasonable agreement with Antero Resources Piceance Corporation’s estimates of proved reserves, future production and discounted future net income] for the properties which we reviewed; however, in certain cases there was more than an acceptable variance between Antero Resources Piceance Corporation’s estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to Antero Resources Piceance Corporation when its reserve estimates were prepared. In these cases, Antero Resources Piceance Corporation revised its estimates to conform to our estimates.  As a consequence, it is our opinion that the data presented herein for the properties that we reviewed fairly reflect the estimated net reserves owned by Antero Resources Piceance Corporation.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Antero Resources Piceance Corporation.  Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use of Antero Resources Piceance Corporation and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ James L. Baird
James L. Baird, P.E.
Colorado P.E. License No. 41521
Managing Senior Vice President

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company L.P. James Larry Baird was the primary technical person responsible for overseeing the estimate of the reserves.

Mr. Baird, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2006, is a Managing Senior Vice President and also serves as Manager of the Denver office, responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Baird served in a number of engineering positions with Gulf Oil Corporation, Northern Natural Gas and Questar Exploration & Production. For more information regarding Mr. Baird’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Baird earned a Bachelor of Science degree in Petroleum Engineering from the University of Missouri at Rolla in 1970 and is a registered Professional Engineer in the States of Colorado and Utah. He is also a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Colorado and Utah Board of Professional Engineers recommend continuing education annually, including at least one hour in the area of professional ethics, which Mr. Baird fulfills. As part of his 2009 continuing education hours, Mr. Baird attended an internally presented sixteen hours of formalized training as well as a day long public forum. Mr. Baird attended the 2009 RSC Reserves Conference, a two day Oil and Gas Reserves Course: New SEC Reporting Rules by Dr. John Lee, and various professional society presentations specifically on the new SEC regulations relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  Mr. Baird attended an additional sixteen hours of formalized in-house training as well as three days of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants. Mr. Baird was a keynote speaker, presenting the Changing Landscape of the SEC Reporting, at the 2009 Unconventional Gas International Conference held in Fort Worth, Texas.

Based on his educational background, professional training and more than 40 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Baird has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.